UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               BOFI HOLDING, INC.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   05566U 10 8
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                                 (CUSIP Number)


                                  May 26, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / / Rule 13d-1(b)

                  /x/ Rule 13d-l(c)

                  / / Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.....................05566U 10 8

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1.       Name of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only). Grand Slam Asset Management, LLC; IRS # 22-3779105

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2.       Check the Appropriate Box if a member of a Group (See Instructions) (a)
         (a) |X| Joint Filing
         (b) |_|

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3.       SEC Use Only

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4.       Citizenship or Place of Organization
         Delaware, USA

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Number of Shares          5.  Sole Voting Power                    0
Beneficially
Owned by Each            -------------------------------------------------------
Reporting Person          6.  Shared Voting Power                  469,219
With:
                         -------------------------------------------------------
                          7.  Sole Dispositive Power               0

                         -------------------------------------------------------
                          8.  Shared Dispositive Power             469,219

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         469,219
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions) |_|

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11.      Percent of Class Represented by Amount in Row (9)
         5.6%*

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12.      Type of Reporting Person (See Instructions)
         IA

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* Based on 8,437,225 shares issued and outstanding as of April 30, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2006.

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                                       2

CUSIP No.....................05566U 10 8

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1.          Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Grand Slam Master Fund, Ltd.; IRS # 20-0239056

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) |X| Joint Filing
         (b) |_|

--------------------------------------------------------------------------------
3.       SEC Use Only

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4.       Citizenship or Place of Organization
         Cayman Islands

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Number of Shares          5.  Sole Voting Power                    0
Beneficially
Owned by Each            -------------------------------------------------------
Reporting Person          6.  Shared Voting Power                  469,219
With:
                         -------------------------------------------------------
                          7.  Sole Dispositive Power               0

                         -------------------------------------------------------
                          8.  Shared Dispositive Power             469,219

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         469,219

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
         5.6%*

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12.      Type of Reporting Person (See Instructions)
         OO

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* Based on 8,437,225 shares issued and outstanding as of April 30, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2006.

Item 1.

     (a)  Name of the Issuer
          BOFI Holding, Inc.
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     (b)  Address of Issuer's Principal Executive Offices
          12777 High Bluff Drive #100,
          San Diego, CA 92130
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Item 2.

     (a)  Name of Person Filing

          (i)  Grand Slam Asset Management, LLC

          (ii) Grand Slam Capital Master Fund, Ltd.

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     (b)  Address of Principal Business Office, or if none, Residence

          (i)  Grand Slam Asset Management LLC's principal business office is:
               One Bridge Plaza, Fort Lee, New Jersey 07024.

          (ii) Grand Slam Capital Master Fund, Ltd.'s principal business office is: c/o HSBC Bank, 36C Bermuda House, British American Center, Dr. Roy's Drive, PO Box 513GT, George Town, Grand Cayman, Cayman Islands, B.W.I.

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          (c)  Citizenship

                  N/A

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          (d)  Title of Class of Securities

               Common Stock, par value $0.01 per share

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          (e)  CUSIP Number

               05566U 10 8

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


Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          With respect to Grand Slam Asset Management, LLC:

          (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b) |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).

          (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) |X| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

          (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

          (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) |_|  Group, in accordance with ss.240.13d- 1(b)(1)(ii)(J);

          With respect to Grand Slam Capital Master Fund, Ltd.: Not Applicable.


Item 4.   Ownership.


         (a)-(b) Grand Slam Capital Master Fund, Ltd. holds 469,219 shares of Common Stock directly, representing approximately 5.6% of the aggregate number of shares of Common Stock outstanding. Grand Slam Asset Management, LLC serves as an investment advisor of Grand Slam Capital Master Fund, Ltd. and may be deemed to control, directly or indirectly, Grand Slam Capital Master Fund, Ltd. and to beneficially own the shares of Common Stock being reported by Grand Slam Capital Master Fund, Ltd.

         (c)      GRAND SLAM ASSET MANAGEMENT, LLC

                  (i)   Sole power to vote or direct the vote: 0 shares.

                  (ii) Shared power to vote or direct the vote of 469,219 shares

                  (iii) Sole power to dispose or to direct the disposition of 0 shares.

                  (iv) Shared power to dispose or to direct the disposition of 469,219 shares.

                        GRAND SLAM CAPITAL MASTER FUND, LTD.

                  (i)   Sole power to vote or direct the vote: 0 shares.

                  (ii) Shared power to vote or direct the vote of 469,219 shares

                  (iii) Sole power to dispose or to direct the disposition of 0 shares.

                  (iv) Shared power to dispose or to direct the disposition of 469,219 shares.


Item 5.         Ownership of Five Percent or Less of a Class.
                Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                Not Applicable.

Item 8.         Identification and Classification of Members of the Group.
                Not Applicable.

Item 9.         Notice of Dissolution of Group.
                Not Applicable.

Item 10.        Certification.
                By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Date:    June 1, 2006

                                   Grand Slam Asset Management, LLC


                                   By:  /s/  Mitchell Sacks
                                   ---------------------------------------------
                                   Name:  Mitchell Sacks
                                   Title:  Member


                                   Grand Slam Capital Master Fund, Ltd.


                                   By:  /s/  Mitchell Sacks
                                   ---------------------------------------------
                                   Name:  Mitchell Sacks
                                   Title: Director

                                  EXHIBIT INDEX

Exhibit 99.1: Joint Filing Agreement, between Grand Slam Asset Management, LLC and Grand Slam Capital Master Fund, Ltd, dated June 1, 2006.

                            EXHIBIT 1 TO SCHEDULE 13G
                             JOINT FILING AGREEMENT

         The undersigned agree that this Schedule 13G, dated June 1, 2006, relating to the Common Stock of BOFI Holding, Inc., shall be filed on behalf of the undersigned.

         Dated: June 1, 2006

                                  Grand Slam Asset Management, LLC


                                  By:  /s/  Mitchell Sacks
                                  ----------------------------------------------
                                  Name:  Mitchell Sacks
                                  Title: Member


                                  Grand Slam Capital Master Fund, Ltd.


                                  By:  /s/  Mitchell Sacks
                                  ----------------------------------------------
                                  Name:  Mitchell Sacks
                                  Title: Director